UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Ascent Solar Technologies, Inc.

(Name of Issuer)

Common Shares, par value $0.0001

(Title of Class of Securities)

043635101

(CUSIP Number)

Einar Glomnes
Norsk Hydro ASA
Drammensveien 260
N-0240 Oslo, Norway
+47 (0) 2253 8100

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:
Sean J. Skiffington
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP, United Kingdom
+44 (0) 20 7655 5732

October 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 043635101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norsk Hydro ASA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,722,985 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,722,985 (see Items 3 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,722,985 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8% (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 043635101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norsk Hydro Produksjon AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,722,985 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,722,985 (see Items 3 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,722,985 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8% (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 8 to Schedule 13D amends the statement on Schedule 13D originally filed by Norsk Hydro ASA (“Norsk Hydro”) and Norsk Hydro Produksjon AS (“Produksjon”) on March 13, 2007 and amended on June 18, 2007, August 17, 2007, October 15, 2007, March 14, 2008, March 28, 2008, October 9, 2008 and September 30, 2009 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, par value $0.0001 per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text after the last paragraph of Item 3:

“On October 6, 2009 (the “October 6, 2009 Closing”), pursuant to the Second Securities Purchase Agreement, the Company issued to Produksjon, and Produksjon purchased, accepted and acquired from the Company, 769,230 Shares at $6.50 per Share, which is equal to the price per Share at which Shares were sold pursuant to the Public Offering, which closed concurrently with the transaction described in this paragraph.

Produksjon obtained the funds for the purchase of these Shares from its working capital.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

The responses of Norsk Hydro and Produksjon to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

Pursuant to the Securities Purchase Agreement, on the First Closing, Produksjon acquired 1,600,000 Shares, representing 23.0% of the Company’s outstanding Shares as of the date of the First Closing.  Each of Norsk Hydro and Produksjon is deemed to beneficially own these 1,600,000 Shares.

 On the Initial Warrants Closing, Produksjon acquired (i) 934,462 Shares, which, together with the 1,600,000 Shares owned by Produksjon, represented 23.0% of the Company’s outstanding Shares as of the date of the Initial Warrants Closing and (ii) 1,965,690 Class B Warrants.

On the March 28 Closing, Produksjon acquired 2,341,897 Shares and 1,689,905 Class B Warrants.

On the October 8 Closing, Produksjon acquired 2,421,801 Shares.

Page 4 of 8 Pages

On the October 6, 2009 Closing, Produksjon acquired 769,230 Shares.

In aggregate, Produksjon therefore holds 8,067,390 Shares and 3,655,595 Class B Warrants.  Because the Class B Warrants held by Produksjon are exercisable within 60 days, Produksjon is deemed to own the 3,655,595 Shares underlying these 3,655,595 Class B Warrants by applicable SEC rules.  Therefore, each of Norsk Hydro and Produksjon beneficially own, as of the date hereof, 11,722,985 Shares, which represents 38.8% of the Company’s issued and outstanding Shares.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Norsk Hydro and Produksjon is based on 26,541,876 Shares outstanding as of October 6, 2009, as provided in the Company’s prospectus supplement filed with the SEC on October 1, 2009 in connection with the Public Offering, and an additional 3,655,595 Shares issuable to Produksjon upon exercise of the Class B Warrants it holds, for an aggregate of 30,197,471 Shares currently issued and outstanding.

In addition, the Shares deemed beneficially owned by each of Norsk Hydro and Produksjon with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of Norsk Hydro and Produksjon, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Norsk Hydro and Produksjon.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following text after the fourth paragraph of Item 6:

“On the October 6, 2009 Closing, the Company and Produksjon entered into a Registration Rights Agreement (the “Second Registration Rights Agreement”), a copy of which is attached as Exhibit H hereto, pursuant to which the Company agreed to provide Produksjon with certain registration rights in respect of the Shares acquired by Produksjon at the October 6,

Page 5 of 8 Pages

2009 Closing.  The description of the Second Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit H, which is incorporated herein by reference.

At any time after September 29, 2010, Produksjon may request that the Company file a registration statement with the SEC covering at least 250,000 Shares in respect of which Produksjon has requested registration (a “Demand Registration”).  Produksjon is entitled to demand up to three Demand Registrations provided that (i) no more than one Demand Registration may be requested in any twelve-month period and (ii) no request for a Demand Registration may be made within 120 days of the date of effectiveness of any other registration statement filed by the Company pursuant to the Second Registration Rights Agreement.

If, at any time, the Company files a registration statement with the SEC, Produksjon will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Company to include in any such registration that number of Shares held by Produksjon as Produksjon may request, subject only to certain prescribed limitations provided in the Second Registration Rights Agreement.

The Company may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Second Registration Rights Agreement.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro ASA and Norsk Hydro Produksjon AS

H	Registration Rights Agreement, dated as of October 6, 2009, between Norsk Hydro Produksjon AS and Ascent Solar Technologies, Inc.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

October 7, 2009	NORSK HYDRO ASA

	/s/ Anders Daae		/s/ Terrance Conley
	Name:	Anders Daae	Terrance Conley
	Title:	Vice President	Vice President

NORSK HYDRO PRODUKSJON AS

/s/ Einar Riddervold
Name:	Einar Riddervold
Title:	Director

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro ASA and Norsk Hydro Produksjon AS

H	Registration Rights Agreement, dated as of October 6, 2009, between Norsk Hydro Produksjon AS and Ascent Solar Technologies, Inc.

 Page 8 of 8 Pages